Exhibit 12.1

LightInTheBox Holding Co., Ltd.

Growth in Revenue Attributed to Repeat Customers

Year ended December 31,

	2008		2009		2010	2011	2012
	(In thousands of $, except for percentages)
Revenue Attributed to Repeat Customers(1)	n/a	(5)	4,008		8,751	20,886	49,384

Revenues Attributed to New Customers(2)	n/a	(5)	22,043		49,943	95,344	150,626

Total Net Revenues	6,256		26,051		58,694	116,230	200,010

Increase in Revenue Attributed to Repeat Customers (3)	n/a		4,008		4,743	12,135	28,497

Growth in Revenue Attributed to Repeat Customers (4)	n/a	(5)	n/a	(5)	118.3%	138.7%	134.8%

(1) Repeat customers refer to customers who have purchased products from us more than once since our inception.

(2) New customers refer to customers who purchased products from us for the first time during a given period.

(3) Increase in revenue attributed to repeat customers refers to the difference between (i) revenue attributed to repeat customers for a given period and (ii) revenue attributed to repeat customers for the prior period.

(4) Growth in revenue attributed to repeat customers refers to increase in revenue attributed to repeat customers for a given period divided by revenue attributed to repeat customers from the prior period.

(5) As we had only begun to operate our business towards the end of 2007, we did not track revenue contributed by repeat customers in 2008. As a result, no data for growth in revenue attributed to repeat customers was available in 2008 and 2009.